Exhibit 99.1

Arbe Announces Q3 2024 Financial Results

TEL AVIV, Israel, Nov. 27, 2024 /PRNewswire/ -- Arbe Robotics Ltd. (Nasdaq: ARBE) (TASE: ARBE) (“Arbe”), a global leader in Perception Radar Solutions, today announced financial results for its third quarter, ended September 30, 2024.

Key Q3 and Recent Company Highlights:

● OEM Engagements:

- Arbe experienced significant growth in both the number and the depth of our OEM engagements. The company is in active process with 16 OEMs, 12 of which progressed to the bid stage, and 8 entered the advanced perception project phase.

- Arbe collaborated with a leading European truck manufacturer, which plans to incorporate Arbe’s radar chipset into its next-generation sensor suite.

● Collaborations with Tier-1s:

- HiRain Technologies accelerated the development of an ADAS system for a Chinese OEM, with the aim of replacing LiDAR with Arbe’s radar chipset.

- Sensrad signed a framework agreement to supply 4D imaging radars, powered by Arbe’s technology, to Tianyi Transportation Technology in China.

● Growing Market Demand: Arbe observed increasing interest in its radar technology from emerging verticals beyond automotive and is actively working with customers to address these opportunities.

● Successful Capital Raise: Arbe completed an offering of up to $49 million, of which $15 million were received upfront and up to $34 million will be received upon the exercise in full for cash of long-term and milestone-linked warrants. The public offering was led by existing investor AWM Investment Company Inc. and joined by new investors. The proceeds will support the planned production ramp-up in 2025. Canaccord Genuity served as the sole bookrunner, with Roth Capital Partners acting as co-manager.

“This quarter, we made significant progress in testing and deliveries for leading European OEMs,” said Kobi Marenko, Chief Executive Officer. “While the selection process has taken longer than anticipated, we remain on track toward achieving our design-in objectives. We are proud to have completed a public offering, welcoming both new and existing investors. This investment demonstrates their confidence in our progress and long-term vision.

In Q3, we achieved important milestones with our Tier-1s HiRain and Sensrad. With HiRain, we are enhancing global automotive safety by providing radar capabilities traditionally associated with other sensor technologies. Sensrad’s recent agreement underscores the growing demand for advanced innovative radar solutions across industries beyond automotive.”

Third Quarter 2024 Financial Highlights

Revenues for Q3 2024 were $0.1 million, a decrease from $0.5 million in Q3 2023. Backlog as of September 30, 2024, was $0.5 million.

Negative gross profit for Q3 2024 was $0.3 million, compared to a positive gross profit of $0.1 million / 24% in Q3 2023, mainly related to the reduction in revenue with a fixed cost level of expenses.

Operating expenses in Q3 2024 were $12.2 million, compared to $11.7 million in Q3 2023. The increase in operating expenses was primarily driven by an increased investment in outsourced support (both in headcount and overall expenses) as well as an increase in our internal workforce.

Net loss in the third quarter of 2024 increased to $12.6 million, compared to a net loss of $11.7 million in the third quarter of 2023. Net loss in Q3 2024 included $0.1 million of financial expenses, including bond revaluations partially offset by interest deposit gains.

Adjusted EBITDA, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, for Q3 2024, yielded a loss of $8.2 million, compared to a loss of $7.5 million in the third quarter of 2023.

Balance Sheet & Liquidity

As of September 30, 2024, Arbe had $19.1 million in cash and cash equivalents.

Outlook

●	Our goal of achieving 4 design-ins with automakers remains unchanged, as we observe continued strong interest in our market-leading offering.

●	We have strengthened our position in all our RFQ engagements, even though the OEMs have shifted their decision timelines from late 2023 to 2024.

●	The 2024 annual revenues are expected to be in line with those of 2023, followed by revenue growth in 2025. These revenue projections are based on the intention to be in full production in the second half of 2024, as well as our decision to exclusively focus on getting our chipset into production.

●	We are committed to maintaining a strong and well-managed balance sheet, focusing on cost-effectiveness and the ability to fund our revenue growth. Adjusted EBITDA for 2024 is projected to be in the range of ($30) million to ($36) million.

Conference Call & Webcast Details

Arbe will host a conference call and webcast today at 8:30 am ET. Speakers will include Kobi Marenko, Chief Executive Officer, Co-Founder and Director, and Karine Pinto-Flomenboim, Chief Financial Officer. The Company encourages participants to pre-register for the conference call here. Callers will receive a unique dial-in upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

The live call may be accessed via telephone at:

Toll Free: 1-(844) 481-3015

Israel Toll Free: 1-809-212373

Internationally: 1-(412) 317-1880

A telephonic replay of the conference call will be available until December 11, 2024, following the end of the conference call. To listen to the replay, please dial:

U.S. Toll Free: 1-877-344-7529
International: 1-412-317-0088
Access ID: 5174719

A live webcast of the call can be accessed here or from Arbe’s Investor Relations website at https://ir.arberobotics.com/news/ir-calendar. An archived webcast of the conference call will also be made available on the website following the call.

Arbe (Nasdaq, TASE: ARBE), a global leader in Perception Radar Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s radar technology is 100 times more detailed than any other radar on the market and is a critical sensor for L2+ and higher autonomy. The company is empowering automakers, Tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm changing perception. Arbe, a leader in the fast-growing automotive radar market, is based in Tel Aviv, Israel, and has offices in China, Germany, and the United States.

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the webcast will contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include, our ability to meet the milestones for the balance of our equity financing, the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas and any further intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2024, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	Sep 30, 2024		December 31, 2023
Current Assets:	(Unaudited)		(Unaudited)
Cash and cash equivalents	18,788		28,587
Restricted cash	280		163
Short term bank deposits	20		15,402
Trade receivable	618		1,258
Other assets	30,417		-
Prepaid expenses and other receivables	2,114		2,026
Total current assets	52,237		47,436

Non-Current Assets
Operating lease right-of-use assets	1,800		1,740
Property and equipment, net	1,429		1,309
Total non-current assets	3,229		3,049

Total assets	55,466		50,485

Current liabilities:
Trade payables	942		1,149
Operating lease liabilities	524		436
Employees and payroll accruals	3,096		2,916
Convertible bonds	30,836		-
Accrued expenses and other payables	871		1,710
Total current liabilities	36,269		6,211

Long term liabilities
Operating lease liabilities	1,443		1,306
Warrant liabilities	540		875
Total long-term liabilities	1,983		2,181

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	257,976		245,733
Accumulated Deficit	(240,762)		(203,640)
Total shareholders’ equity	17,214		42,093

Total liabilities and shareholders’ equity	55,466		50,485

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	123	479	669	1,123
Cost of revenues	394	364	1,245	971
Gross profit (loss)	(271)	115	(576)	152

Operating Expenses:
Research and development, net	8,762	8,421	26,072	25,636
Sales and marketing	1,426	1,264	4,243	3,666
General and administrative	1,988	1,993	5,927	5,637
Total operating expenses	12,176	11,678	36,242	34,939

Operating loss	(12,447)	(11,563)	(36,818)	(34,787)

Financial expenses (income), net	127	134	303	(573)

Net loss	(12,574)	(11,697)	(37,121)	(34,215)

Basic net loss per ordinary share	(0.16)	(0.15)	(0.46)	(0.49)

Weighted-average number of shares used in computing basic net loss per ordinary share	80,957,931	77,474,326	79,914,649	69,975,104

Diluted net loss per ordinary share	(0.19)	(0.18)	(0.58)	(0.56)

Weighted-average number of shares used in computing diluted net loss per ordinary share	66,586,095	67,286,305	64,503,654	61,452,569

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net Loss	(12,574)	(11,697)	(37,121)	(34,215)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	148	139	437	415
Stock-based compensation	3,800	3,707	11,399	9,428
Warrants to service providers	291	178	639	432
Revaluation of warrants and accretion	(67)	(252)	(335)	(490)
Revaluation of convertible bonds accretion	117	-	140	-
Change in operating assets and liabilities:
Decrease in trade receivable	76	24	640	186
Decrease (increase) in prepaid expenses and other receivables	(160)	58	(88)	562
Decrease in other assets	128	-	-	-
Issuance costs related to convertible bonds	737	-	737	-
Operating lease ROU assets and liabilities, net	31	(5)	165	(4)
Increase (decrease) in trade payables	85	(368)	(231)	(652)
Increase (decrease) in employees and payroll accruals	(169)	210	180	(340)
Decrease in accrued expenses and other payables	(225)	(83)	(839)	(3,789)

Net cash used in operating activities	(7,782)	(8,089)	(24,277)	(28,467)

Cash flows from investing activities:
Change in bank deposits	17,663	(13)	15,382	(25,215)
Purchase of property and equipment	(119)	(71)	(533)	(190)

Net cash provided by (used in) investing activities	17,544	(84)	14,849	(25,405)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	-	-	-	22,496
Issuance costs related to convertible bonds	-	-	(459)	-
Proceeds from exercise of options	185	97	205	703

Net cash provided by (used in) financing activities	185	97	(254)	23,199

Effect of exchange rate fluctuations on cash and cash equivalent	(17)	(655)	197	(721)

Increase (decrease) in cash, cash equivalents and restricted cash	9,964	(7,421)	(9,879)	(29,952)
Cash, cash equivalents and restricted cash at the beginning of period	9,120	31,718	28,750	54,315

Cash, cash equivalents and restricted cash at the end of period	19,068	23,642	19,068	23,642

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS
(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
GAAP net loss attributable to ordinary shareholders	(12,574)	(11,697)	(37,121)	(34,215)

Add:
Stock-based compensation	3,800	3,707	11,399	9,428
Warrants to service providers	291	178	639	432
Revaluation of warrants and accretion	(67)	(252)	(335)	(490)
Convertible bonds accretion	117	-	140	-
Non-recurring expenses related to convertible bonds and ATM	-	-	805	214

Non-GAAP net loss	(8,433)	(8,064)	(24,473)	(24,631)

Basic Non-GAAP net loss per ordinary share	(0.10)	(0.10)	(0.31)	(0.35)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	80,957,931	77,474,326	79,914,649	69,975,104

Diluted Non-GAAP net loss per ordinary share	(0.13)	(0.12)	(0.38)	(0.40)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	66,586,095	67,286,305	64,503,654	61,452,569

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA
(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sep 30, 2024	Sep 30, 2024	Sep 30, 2024	Sep 30, 2024
GAAP net loss attributable to ordinary shareholders	(12,574)	(11,697)	(37,121)	(34,215)

Add:
Financial expenses (income), net	127	134	303	(573)
Depreciation	148	139	437	415
Stock-based compensation	3,800	3,707	11,399	9,428
Warrants to service providers	291	178	639	432
Non-recurring expenses related to ATM	-	-	68	214

Adjusted EBITDA	(8,208)	(7,539)	(24,275)	(24,299)

CONTACT: Miri Segal-Scharia, msegal@ms-ir.com, 917-607-8654